Exhibit 99.1

BIT Mining Limited to Hold Annual General Meeting on December 26, 2022

AKRON, Ohio, US, Nov. 23, 2022 /PRNewswire/ -- BIT Mining Limited (NYSE: BTCM) ("BIT Mining," "the Company," "we," "us," or "our company"), a leading technology-driven cryptocurrency mining company, today announced that it will hold its annual general meeting of shareholders at 800 N High St #03-102, Columbus, Ohio, US on December 26, 2022 at 11:00 a.m., New York Time.

Holders of record of ordinary shares of the Company at the close of business on November 25, 2022, US Eastern time (the “Record Date”) are entitled to notice of, and to attend and vote at, the annual general meeting or any adjournment thereof. Holders of the Company’s American Depositary Shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, Deutsche Bank Trust Company Americas.

The notice of the annual general meeting, which sets forth the resolutions to be submitted to shareholder approval at the annual general meeting is available on the Investor Relations section of the Company’s website at https://ir.btcm.group. The Company filed its annual report on Form 20-F for the fiscal year ended December 31, 2021 with the U.S. Securities and Exchange Commission (the “SEC”) on April 22, 2019. Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at https://ir.btcm.group and on the SEC’s website at www.sec.gov, or by contacting BIT Mining Limited at 800 N High St #03-102, Columbus, Ohio, US, attention: Elijah James Franklin, telephone: +1 (330) 462-8047, email: ir@btcm.group.

About BIT Mining Limited

BIT Mining (NYSE: BTCM) is a leading technology-driven cryptocurrency mining company, with a long-term strategy to create value across the cryptocurrency industry. Its business covers cryptocurrency mining, mining pool, data center operation and miner manufacturing. The Company owns the world's top blockchain browser BTC.com and the comprehensive mining pool business operated under BTC.com, providing multi-currency mining services including BTC, ETH and LTC. The Company also owns a 7-nanometer cryptocurrency mining machine manufacturer, Bee Computing, enabling the Company's self-efficiency through vertical integration with its supply chain.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates", "target", "going forward", "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information, please contact:

BIT Mining Limited

ir@btcm.group

ir.btcm.group

www.btcm.group

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: BITMining@thepiacentegroup.com